Exhibit 16.1 -- Letter Regarding Change in Certifying Accountant


May 12, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Toussaint and Associates, CPA was previously principal accountant for RPM Advantage, Inc. (formerly Communitronics of America, Inc.)
(the Company?) and reported on the financial statements of the Company for the years ended December 31, 2002, 2003, 2004 and 2005. Effective May 18, 2006, we were dismissed by the Company as principal accountants. We have read the Company's statements included under Item 4.01 of its Form 8-K dated May 12, 2006, and we agree with such statements except that we cannot confirm or deny that the appointment of Pollard-Kelly Auditing Services, Inc. was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

/s/  Rick Toussaint
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     Toussaint And Associates, CPA